Filed by Plains All American Pipeline, L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Pacific Energy Partners, L.P.
Commission File No.: 1-31345

June 12, 2006

Dear PAA Employees,

                This morning we announced that Plains All American Pipeline, L.P. has entered into definitive agreements to acquire Pacific Energy Partners, L.P. (NYSE: PPX) for a total value of approximately $2.4 billion. The transaction is subject to the approval of both PAA and PPX unitholders, as well as various regulatory approvals. We anticipate the approval process could take anywhere from four to six months and currently expect to close the transaction and begin integrating our operations near the end of this year.

We believe these two businesses are an excellent fit that will enhance PAA’s overall strength, stability and growth potential, and that this transforming combination will provide significant cost reduction opportunities, vertical integration synergies and numerous incremental growth opportunities. Importantly, this transaction will allow us to implement our proven business model over an expanded set of strategically located crude oil and refined products assets.

Our management team and Board of Directors will continue in their current roles and will manage the combined company. Your commitment and efforts have enabled PAA to grow into a position to make this transaction a reality, and we anticipate that our 2,000 plus employees will continue to play a vital role in the success of the Partnership.

We will be holding a conference call this morning at 10:00 AM to discuss the details of the transaction and encourage you to listen to the webcast or read the corresponding materials that will be posted on our website. Information regarding the call is listed below.

Given the high level of regulation, technical disclosure requirements and scrutiny around transactions of this nature, we ask that you avoid commenting on the transaction to customers, media sources or investors. Please refer all inquiries to our website for more information or to the appropriate contacts listed below.

As is the case with any large transaction, there are challenges to be overcome in the coming months, but we could not be more excited to begin working towards closing this transaction and integrating these businesses. We thank you in advance for your efforts and continued commitment to excellence as we embark on this exciting journey together.

Sincerely,

Greg Armstrong and Harry Pefanis

PAA Contacts:

Brad Thielemann, Manager, Special Projects

713.646.4222

Pat Diamond, Director of Strategic Planning

713.646.4487

Phil Kramer, Executive Vice President and CFO

713.646.4560

Conference Call Webcast Link

Monday, June 12th at 10:00 am CDT

http://www.videonewswire.com/event.asp?id=34290

Investor Notice

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. will file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission in relation to this transaction. Investors and security holders are urged to read carefully these documents when they become available because they will contain important information regarding Plains All American Pipeline, L.P., Pacific Energy Partners, L.P. and the merger. A definitive joint proxy statement/prospectus will be sent to security holders of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. seeking their approval of the transactions contemplated by the merger agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P., without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by directing a request to the respective partnerships as follows: Information regarding Plains All American Pipeline can be obtained by contacting its investor relations department at 713-646-4100 or by accessing its website at www.paalp.com, and information regarding Pacific Energy Partners can be obtained by contacting its investor relations department at 562-728-2871 or by accessing its website at www.pacificenergy.com.

Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. and the officers and directors of the respective general partners of Plains All American Pipeline, L.P. and Pacific Energy Partners, L.P. may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in Plains All American Pipeline, L.P.’s and Pacific Energy Partners, L.P.’s respective Annual Reports on Form 10-K and Form 10-K/A filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus when it becomes available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward Looking Statements

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding the timing and expected benefits of the business combination transaction involving PAA and Pacific Energy, and other objectives, expectations and intentions and other statements that are not historical facts. These statements are based on the current expectations and estimates of the management of PAA; actual results may differ materially due to certain risks and uncertainties. Although PAA believes that such expectations reflected in such forward-looking statements are reasonable, it cannot give assurances that such expectations will prove to be correct. For instance, although PAA and Pacific Energy have signed a merger agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if PAA and Pacific Energy do not receive the necessary approval of their unitholders, and also may be terminated if the parties fail to satisfy conditions to closing. Other risks and uncertainties that may affect actual results include PAA’s failure to successfully integrate the respective business operations upon completion of the merger or its failure to successfully integrate any future acquisitions; the failure to realize the anticipated cost savings, synergies and other benefits of the proposed merger; refinery downtime; unusual weather patterns; continued creditworthiness of, and performance by, counterparties; the effects of competition; the success of risk management activities; commodity price fluctuations; reductions in the production of, or demand for, crude oil that we purchase, gather or transport; releases of crude oil into the environment; fluctuations in the capital markets; regulatory changes; and other factors and uncertainties discussed in PAA's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2005.

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